Exhibit 11

Western Pennsylvania Adventure Capital Fund, LLC

Schedule of Computation of Earnings (Loss) Per Common Share/Unit

For the Periods

	January 1, 2002 Through December 31, 2002	January 1, 2001 Through December 31, 2001	January 1, 2000 Through December 31, 2000
Net Income (Loss)	$(630,083)	$(1,544,681)	$335,286

Weighted Average Number of Common Shares/Units Outstanding	4,223,445	4,219,549	4,116,031

Earnings (Loss) per Common Share/Unit	$(0.15)	$(0.37)	$0.08